SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2022

Commission File No. 1-31690

TC Energy Corporation

(Translation of Registrant’s Name into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                      Form 40-F                          🗹

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBIT INDEX

99.1	A copy of the registrant’s news release dated August 10, 2022 relating to the closing of the bought deal offering of common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2022	TC ENERGY CORPORATION

	By:	/s/ Christine R. Johnston

Christine R. Johnston
Vice-President, Law and Corporate Secretary